ALLSTATE LIFE INSURANCE COMPANY
LAW AND REGULATION DEPARTMENT
3100 Sanders Road, J5B
Northbrook, IL 60062

Allen Reed
Direct Dial 847 402-5745
Attorney

March 1, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Allstate Life Insurance Company

Form S-3 Post-Effective Amendment No. 1 to Registration Statement
File No. 333-178570

Members of the Commission:

Submitted for filing under the Securities Act of 1933 is the above-referenced Form S-3 Post-Effective Amendment No. 1 to Registration Statement.

We represent and acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•
The Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from this responsibility; and

•	The Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at 847-402-7085. Thank you for your consideration.

Sincerely,

/s/  Allen R. Reed
-------------------------------
Allen R. Reed
Senior Attorney

Enclosure